April 17, 2025

Filed via SEDAR+

To All Applicable Exchanges and Securities Administrators

Subject: Integra Resources Corp. (the "Issuer")
 Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer's upcoming meeting of securityholders:

Meeting Type:	Annual General Meeting
Meeting Date:	June 27, 2025
Record Date for Notice of Meeting:	May 13, 2025
Record Date for Voting (if applicable):	May 13, 2025
Beneficial Ownership Determination Date:	May 13, 2025
Class of Securities Entitled to Vote:	Common
Restricted
ISIN:	CA45826T5098
US45826T8898
Issuer sending proxy materials directly to NOBOs:	Yes
Issuer paying for delivery to OBOs:	No
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

Odyssey Trust Company
as agent for Integra Resources Corp.